Exhibit 11.1

COMPUTATION OF NET LOSS PER SHARE
(in thousands, except per share amounts)

	Three Months Ended
	March 31
	2004	2003
COMPUTATION OF BASIC NET LOSS PER SHARE:
Net loss	$(18,409)	$(24,921)

Weighted-average shares of common stock outstanding	39,060	32,580

Basic net loss per share	$(0.47)	$(.76)

COMPUTATION OF DILUTED NET LOSS PER SHARE:
Net loss	$(18,409)	$(24,921)

Weighted-average number of shares of common stock and common stock equivalents outstanding-
Weighted-average shares of common stock outstanding	39,060	32,580
Weighted-average number of common stock equivalents applicable to stock options, employee stock purchase plans and restricted stock	1,149	90

Common stock and common stock equivalents	40,209	32,670

Diluted net loss per common stock and common stock equivalents (a)	$(0.46)	$(.76)

(a)	This calculation is submitted in accordance with Item 601(b)(11) of Regulation S-K although it is not required by SFAS No. 128 because it is antidilutive.